FILED PURSUANT TO RULE 424(b)(2) UNDER THE SECURITIES ACT OF 1933, AS AMENDED, REGISTRATION NUMBER 33-65359.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 11, 1996)

   [LOGO]
                                  $200,000,000
                        CIRCUS CIRCUS ENTERPRISES, INC.

                    6.45% SENIOR NOTES DUE FEBRUARY 1, 2006
                               -----------------

                    INTEREST PAYABLE AUGUST 1 AND FEBRUARY 1
                              -------------------
THE NOTES WILL NOT BE REDEEMABLE PRIOR TO MATURITY. THE NOTES WILL BE REPRESENTED BY ONE GLOBAL SECURITY REGISTERED IN THE NAME OF A NOMINEE OF THE
  DEPOSITORY TRUST COMPANY, AS DEPOSITARY (THE "DEPOSITARY"). BENEFICIAL INTERESTS IN THE NOTES WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE
     EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY AND ITS PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN, NOTES IN DEFINITIVE FORM
      WILL NOT  BE  ISSUED.  THE  NOTES WILL  TRADE  IN  THE  DEPOSITARY'S
      SAME-DAY  FUNDS SETTLEMENT  SYSTEM. ALL PAYMENTS  OF PRINCIPAL AND
        INTEREST ON THE GLOBAL SECURITY WILL BE MADE BY THE COMPANY  IN
         IMMEDIATELY  AVAILABLE FUNDS. SEE "DESCRIPTION OF THE NOTES --
                              BOOK-ENTRY SYSTEM."
                            ------------------------

THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION
      PASSED  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE ACCOMPANYING  PROSPECTUS. ANY    REPRESENTATION TO  THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

NEITHER  THE NEVADA GAMING  COMMISSION, THE NEVADA  STATE GAMING CONTROL BOARD
  NOR ANY OTHER GAMING REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR
     ADEQUACY  OF  THIS   PROSPECTUS  SUPPLEMENT   OR  THE   ACCOMPANYING
       PROSPECTUS  OR THE INVESTMENT MERITS  OF THE SECURITIES OFFERED
             HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                              -------------------

                       PRICE 99.781% AND ACCRUED INTEREST
                              -------------------

                                                                      UNDERWRITING
                                                 PRICE                DISCOUNTS AND             PROCEEDS TO
                                             TO PUBLIC (1)           COMMISSIONS (2)          COMPANY (1)(3)
                                        -----------------------  -----------------------  -----------------------
PER NOTE..............................          99.781%                   .650%                   99.131%
TOTAL.................................       $199,562,000              $1,300,000              $198,262,000

---------

  (1) PLUS ACCRUED INTEREST FROM FEBRUARY 1, 1996.

  (2) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933.

  (3) BEFORE DEDUCTION OF EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $175,000.
                            ------------------------

    THE NOTES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SKADDEN, ARPS, SLATE, MEAGHER & FLOM, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE NOTES WILL BE MADE ON OR ABOUT FEBRUARY 5, 1996 THROUGH THE BOOK-ENTRY FACILITIES OF THE DEPOSITARY AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.

                              -------------------
MORGAN STANLEY & CO.
          INCORPORATED
               SALOMON BROTHERS INC
                      DONALDSON, LUFKIN & JENRETTE
                                 SECURITIES CORPORATION
                                            GOLDMAN, SACHS & CO.
                                                         SCHRODER WERTHEIM & CO.
                                                             BA SECURITIES, INC.
JANUARY 31, 1996

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                              -------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                                                              PAGE
                                                                                                            ---------
The Company...............................................................................................        S-3
Gaming Regulation.........................................................................................        S-4
Use of Proceeds...........................................................................................        S-6
Capitalization............................................................................................        S-6
Selected Financial Data...................................................................................        S-7
Management's Discussion and Analysis of Financial Condition and Results of Operations.....................        S-9
Description of Notes......................................................................................       S-13
Underwriters..............................................................................................       S-14
Legal Matters.............................................................................................       S-14

                                                     PROSPECTUS

Available Information.....................................................................................          2
Incorporation of Certain Information by Reference.........................................................          2
The Company...............................................................................................          3
Ratio of Earnings to Fixed Charges........................................................................          4
Use of Proceeds...........................................................................................          5
Description of Debt Securities............................................................................          5
Plan of Distribution......................................................................................         16
Legal Matters.............................................................................................         17
Experts...................................................................................................         17

                              -------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

    Circus Circus Enterprises, Inc. (the "Company") is one of the largest and most diversified gaming entertainment companies in the world, with interests in 17 gaming properties located primarily in Nevada, and also in Mississippi, Illinois and Canada. The Company's marketing and operating strategies emphasize high volume business by providing reasonably priced hotel rooms, restaurants and entertainment in conjunction with the Company's gaming activities. The Company also maintains stringent cost controls which are exemplified by a general policy of offering virtually no credit for gaming customers.

    The Company owns and operates, through wholly owned subsidiaries, 10 hotel-casino properties with approximately 16,000 rooms in the State of Nevada, including four properties in Las Vegas (Circus Circus-Las Vegas, Luxor, Excalibur and the Hacienda Hotel and Casino), two properties in Jean (Gold Strike Hotel and Gambling Hall and Nevada Landing Hotel and Casino), the Circus Circus Hotel and Casino in Reno, the Railroad Pass Hotel and Casino in Henderson, and the Colorado Belle Hotel and Casino and the Edgewater Hotel and Casino which are located on the Colorado River in Laughlin. The Company also owns and operates a dockside casino situated on a 24-acre site in Tunica County, Mississippi and operates two smaller casinos on the Las Vegas Strip, Slots-A-Fun (which the Company also owns) and the Silver City Casino (which the Company operates under a long-term lease). The Company acquired the Hacienda Hotel and Casino in September 1995 for approximately $80 million.

    The Company, through wholly owned subsidiaries, also owns interests in three joint ventures which own operating casinos. The Grand Victoria, a riverboat casino and land-based entertainment complex, is located in Elgin, Illinois and is operated and managed by the Company. The Company and an affiliate of Hyatt Development Corporation each have a 50% interest in the venture. The Silver Legacy Resort and Casino, is located in Reno, Nevada, and is Reno's first Las Vegas-styled themed resort. This resort, themed as a turn-of-the-century silver mining town, is owned in equal shares by the Company and an affiliate of Eldorado Hotel and Casino. The Company and affiliates of ITT Destinations, Inc. and Hilton Hotels Corporation own in equal shares a joint venture which is operating both an interim land-based casino and a recently opened dockside casino in Windsor, Ontario, Canada. The Company and its joint venture partners are presently in negotiations for the construction of a permanent 300 room hotel-casino facility in Windsor.

    The Company also holds a 50% interest, through a wholly owned subsidiary, in a joint venture with an affiliate of Mirage Resorts, Incorporated which is developing the Monte Carlo Resort & Casino, a major destination resort under construction on the Las Vegas Strip for which it serves as the managing venturer. This project, which is scheduled to open in the summer of 1996, will feature approximately 3,000 rooms and a 90,000 square-foot casino, with a palatial style reminiscent of the Belle Epoque, the French Victorian architecture of the late 19th Century. The Monte Carlo has an estimated cost of $344 million (including land, capitalized interest and preopening expenses), and the Company is obligated to fund any portion of such cost in excess of certain equity contributions and the funding provided by a $200 million construction loan. The Company's total equity contribution is anticipated to be approximately $70 million, of which $35.1 million had been funded as of October 31, 1995.

    As part of its growth strategy, the Company currently expects to expand Luxor, renovate parts of Excalibur and commence construction of a multi-faceted gaming and entertainment complex initially involving the land upon which the Hacienda Hotel and Casino is presently located (the "Hacienda Property") and certain undeveloped land located to the south of such property. It also expects to expand and renovate Circus Circus Las Vegas and renovate parts of the Circus Circus Hotel and Casino in Reno. While the Company intends to effect the preceding expansions, renovations and construction in a manner intended to minimize the impact such activities may have on the operations and earnings of the subject properties, no assurances can be given that during the pendency of such activities the operations and/or earnings of the subject properties will not be adversely affected.

    Construction of the Luxor expansion commenced in January 1996. As currently contemplated, the expansion will involve an approximately 2,000 room addition arranged in two high-rise, stepped-pyramid towers between Luxor and Excalibur, raising the total at Luxor to approximately 4,500 rooms, and will include additional casino space, retail area, restaurants and a multipurpose showroom, as well as a signature ride. The additional rooms are expected to be completed by the end of 1996. The estimated cost of this expansion is expected to be approximately $240 million.

    The Excalibur renovations are currently scheduled to commence in early 1996 and are contemplated to include the refurbishment of all of the over 4,000 rooms, the construction of additional retail space, the relocation of certain restaurants, the construction of a moving walkway between Luxor and Excalibur and the re-engineering of the pedestrian overpasses over Las Vegas Boulevard and Tropicana Avenue to provide more direct pedestrian access to Excalibur. The estimated cost of the Excalibur renovations is anticipated to be approximately $40-$50 million.

    The first step in the Company's effort to create a multi-faceted gaming and entertainment complex is currently anticipated to commence in 1996 with the construction of a hotel-casino facility on the Hacienda Property and approximately 73 acres of undeveloped land south of that parcel at the northwest corner of Russell Road and the Las Vegas Strip. Ultimately, the Company contemplates expanding the complex to include portions of the Luxor and Excalibur parcels.

    Construction of the Circus Circus Las Vegas expansion commenced in January 1996. As contemplated, the expansion will involve the construction of an approximately 1,000 room high-rise tower adjacent to Grand Slam Canyon, the refurbishment of approximately 1,200 rooms in the Skyrise Tower and the improvement of the casino and midway. The estimated cost of the foregoing expansion is expected to be approximately $50-60 million.

    The Company also commenced construction of a major renovation at Circus Circus Hotel and Casino in Reno in January 1996. The renovation is currently expected to involve the refurbishment of the casino and all of the rooms, as well as the construction of a parking structure. The estimated cost of the foregoing renovation is expected to be approximately $35 million.

    The Company's executive offices are located at 2880 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and its telephone number is (702) 734-0410. Unless the context otherwise indicates, all references herein to the Company are to Circus Circus Enterprises, Inc. and its subsidiaries.

                               GAMING REGULATION

    The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The states of Illinois, Mississippi and Nevada and the applicable local authorities, and the Province of Ontario, Canada require various licenses, findings of suitability, registrations, permits and approvals (individually a "Gaming License" and collectively "Gaming Licenses") to be held by the Company and its subsidiaries and joint ventures that are engaged in gaming operations. The Illinois Gaming Board, the Mississippi Gaming Commission, the Nevada Gaming Commission and the Ontario Gaming Control Commission (individually, a "Gaming Authority" and collectively the "Gaming Authorities"), may, among other things, limit, condition, suspend or revoke a Gaming License or approval to own the stock or joint venture interests of any of the Company's Illinois, Mississippi, Nevada and Ontario operations, respectively, for any cause deemed reasonable by such licensing authority. Substantial fines or forfeiture of assets for violations of gaming laws regulations may be levied against the Company, such subsidiaries and joint ventures and the persons involved. The suspension or revocation of any of the Company's Gaming Licenses or the levy on the Company of substantial fines or forfeiture of assets could have a material adverse effect on the business of the Company.

    To date, the Company has obtained all Gaming Licenses necessary for the operation of its gaming activities. However, Gaming Licenses and related approvals are deemed to be privileges under Illinois, Mississippi, Nevada and Ontario law, and no assurances can be given that any new Gaming Licenses that may be required in the future will be granted or that existing Gaming Licenses will not be revoked or suspended.

    The Nevada Gaming Commission may, in its discretion, require the holder of any Note issued by the Company to file applications, be investigated and be found suitable to own such Note. If the

Nevada Gaming Commission determines that a person is unsuitable to own such Note, then pursuant to the Nevada Gaming Control Act, the Company can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Gaming Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction. The Illinois Gaming Board, the Mississippi Gaming Commission and the Ontario Gaming Control Commission also have jurisdiction over the beneficial holders of Notes issued by the Company and may require their investigation and approval.

    In certain jurisdictions, the Company may not make a public offering of its securities without the prior approval of the applicable Gaming Authorities if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in such jurisdictions, or to retire or extend obligations incurred for such purposes or for similar transactions. On August 24, 1995 the Nevada Gaming Commission granted the Company prior approval to make public offerings for a period of one year, subject to certain conditions ("Shelf Approval"). The Shelf Approval also applies to any affiliated company wholly owned by the Company (a "Gaming Affiliate") which is a publicly traded corporation or would thereby become a publicly traded corporation pursuant to a public offering. The Shelf Approval also includes approval for the Company's licensed Nevada subsidiaries to guarantee any security issued by, or to hypothecate their assets to secure the payment or performance of any obligations issued by, the Company or a Gaming Affiliate in a public offering under the Shelf Registration. However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board and must be renewed annually. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. The public offering of the Notes will be made pursuant to the Shelf Approval. Although the approval of the Mississippi Gaming Commission is not required for the offering of the Notes, the Company has requested that the Mississippi Gaming Commission grant a similar shelf approval to the Company for future securities offerings, and expects the Commission to consider such request on January 31, 1996.

    The foregoing is only a summary of the regulatory requirements applicable to the Company. For a more detailed description of the regulatory requirements applicable to the Company, see "Regulation and Licensing" in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1995, incorporated by reference herein.

    Consistent with the foregoing, the Notes will be issued under an Indenture that will provide that each beneficial or record holder thereof, by accepting any of the Notes, shall be deemed to have agreed that if the Gaming Authority of any jurisdiction in which the Company or any of its subsidiaries conducts or proposes to conduct gaming requires that a person who is a beneficial or record holder must be licensed, qualified or found suitable under applicable Gaming Laws, such holder shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, the Company shall have the right, at its option, (i) to require such person to dispose of its Notes or beneficial interest therein within 30 days of receipt of notice of the Company's election or such earlier date as may be requested or prescribed by such Gaming Authority or (ii) to redeem such Notes at a redemption price equal to the lesser of (A) such person's cost and (B) 100% of the principal amount thereof, plus accrued and unpaid interest to the earlier of the redemption date and the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the Gaming Authority. The Company shall notify the trustee under the Indenture in writing of any such redemption as soon as practicable. The Company shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

                                USE OF PROCEEDS

    The net proceeds received by the Company from the sale of the Notes, estimated at $198 million, are expected to be used to repay approximately $100 million of borrowings under the Company's New Credit Facility (as defined below) and approximately $98 million in borrowings under the Company's corporate debt program, and to the extent not used to repay such borrowings, for other general corporate purposes of the Company, which may include acquisitions, capital expenditures and working capital requirements. As of January 31, 1996, the Company had approximately $312 million of outstanding amounts under its corporate debt program and the New Credit Facility, bearing interest at floating rates with a weighted average of approximately 6.1%. The amounts outstanding under the corporate debt program and the New Credit Facility are short-term with varying maturities. Certain of the amounts outstanding under the New Credit Facility were originally incurred by the Company during the past year under its prior credit agreements in connection with the Company's acquisition of the Gold Strike Resorts (as defined below), the Hacienda Property and the 73 acres of undeveloped land located south of such property.

                                 CAPITALIZATION

    The Company's capitalization at October 31, 1995, and as adjusted as of that date to give effect to the sale of the Notes offered hereby and the application of the estimated net proceeds therefrom, is set forth below.

                                                           OCTOBER 31, 1995
                                                        -----------------------
                                                                         AS
                                                          ACTUAL      ADJUSTED
                                                        ----------   ----------
                                                              (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT
                                                              SHARE DATA)
Current portion of long-term debt.....................  $      920   $      920
                                                        ----------   ----------
                                                        ----------   ----------
Long-term debt (1):
  Amounts due under corporate debt program at floating
   interest rates, weighted average of approximately
   6.0% (2)...........................................  $  190,816   $   92,729
  Amounts due under bank credit agreements at floating
   interest rates, weighted average of approximately
   6.5% (3)...........................................     145,000       45,000
  10 5/8% Senior Subordinated Notes due 1997 (net of
   unamortized discount of $29).......................      99,971       99,971
  6 3/4% Senior Subordinated Notes due 2003 (net of
   unamortized discount of $123)......................     149,877      149,877
  7 5/8% Senior Subordinated Debentures due 2013......     150,000      150,000
  6.45% Senior Notes due 2006 offered hereby..........      --          199,562
  Other notes.........................................       4,627        4,627
                                                        ----------   ----------
    Total long-term debt..............................     740,291      741,766
                                                        ----------   ----------
Redeemable Preferred Stock (4)........................      18,530       18,530
                                                        ----------   ----------
Stockholders' equity (5):
  Common stock, $.01 2/3 par value, 450,000,000 shares
   authorized; 112,781,312 shares issued..............       1,880        1,880
  Preferred stock, $.01 par value, 75,000,000 shares
   authorized; no shares outstanding..................      --           --
  Additional paid-in capital..........................     521,684      521,684
  Retained earnings...................................     847,997      847,997
  Treasury stock (9,902,309 shares), at cost..........    (186,666)    (186,666)
                                                        ----------   ----------
    Total stockholders' equity........................   1,184,895    1,184,895
                                                        ----------   ----------
      Total capitalization............................  $1,943,716   $1,945,191
                                                        ----------   ----------
                                                        ----------   ----------

------------------------
(1) See Note 3 of Notes to Condensed Consolidated Statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1995.

(2) Borrowings under the corporate debt program were approximately $212 million as of January 31, 1996, $98 million of which would have been repaid assuming all of the net proceeds are used to repay indebtedness as described under "Use of Proceeds" above.

(3) The New Credit Facility replaced the previous bank credit agreements as of January 29, 1996. Borrowings under the New Credit Facility were approximately $100 million as of January 31, 1996, all of which would have been repaid assuming all of the net proceeds are used to repay indebtedness as described under "Use of Proceeds" above.

(4) See Note 5 of Notes to Condensed Consolidated Financial Statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1995.

(5) See Notes 4 and 6 of Notes to Condensed Consolidated Financial Statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1995.

                            SELECTED FINANCIAL DATA

    The selected consolidated financial information of the Company presented in the table below for each of the five years ended January 31, and the balance sheet data as of the end of each year has been derived from audited consolidated financial statements included in the documents incorporated by reference into the accompanying Prospectus. The selected consolidated financial information of the Company presented in the table below as of and for the nine months ended October 31, 1994 and 1995 is unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods have been included. The results of operations for the nine months ended October 31, 1995 may not be indicative of results of operations to be expected for the full year. The table should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1995 and the Condensed Consolidated Financial Statements and notes thereto included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1995 incorporated by reference herein.

                                                                                                      NINE MONTHS
                                                                                                         ENDED
                                                          YEAR ENDED JANUARY 31,                      OCTOBER 31,
                                          ------------------------------------------------------  -------------------
                                          1991 (1)    1992      1993     1994 (2)     1995 (3)      1994     1995(4)
                                          --------  --------  --------  -----------  -----------  --------  ---------
                                                                 (IN THOUSANDS, EXCEPT RATIOS)
OPERATING DATA:
  Revenues (5)..........................  $695,677  $813,564  $850,941    $ 963,470   $1,170,182  $891,409  $976,005
  Costs and expenses, excluding
   depreciation and amortization........   485,159   553,082   583,956      687,560      811,293   616,006   703,888
  Depreciation and amortization.........    40,998    47,385    46,550       58,105       81,109    61,239    69,575
                                          --------  --------  --------  -----------  -----------  --------  ---------
  Operating profit before corporate
   expense..............................   169,520   213,097   220,435      217,805      277,780   214,164   202,542
  Corporate expense.....................    11,044    12,706    14,953       16,744       21,773    16,695    18,732
                                          --------  --------  --------  -----------  -----------  --------  ---------
  Income from operations................   158,476   200,391   205,482      201,061      256,007   197,469   183,810
  Interest expense, net of interest,
   dividends and other income...........    42,618    43,387    22,169       18,453       41,517    31,765    33,371
                                          --------  --------  --------  -----------  -----------  --------  ---------
  Income before provision for income tax
   and extraordinary loss (6)...........   115,858   157,004   183,313      182,608      214,490   165,704   150,439
  Provision for income tax..............    39,566    53,656    62,330       66,419       78,204    60,269    57,174
                                          --------  --------  --------  -----------  -----------  --------  ---------
  Income before extraordinary loss
   (6)..................................    76,292   103,348   120,983      116,189      136,286   105,435    93,265
  Extraordinary loss (6)................     --        --       (3,661)     --           --          --        --
  Net income............................  $ 76,292  $103,348  $117,322    $ 116,189   $  136,286  $105,435  $ 93,265
                                          --------  --------  --------  -----------  -----------  --------  ---------
                                          --------  --------  --------  -----------  -----------  --------  ---------
  Ratio of earnings to fixed charges
   (7)..................................      3.03      4.40      6.48         5.40         5.38      5.65      3.87(8)

                                                             AT JANUARY 31,                         AT OCTOBER 31,
                                          ----------------------------------------------------  ----------------------
                                            1991      1992      1993       1994        1995        1994        1995
                                          --------  --------  --------  ----------  ----------  ----------  ----------
                                                                 (IN THOUSANDS, EXCEPT RATIOS)
BALANCE SHEET DATA:
  Property, equipment and leasehold
   interests............................  $717,466  $695,154  $851,463  $1,179,961  $1,239,062  $1,258,028  $1,468,036
  Total assets..........................   792,479   783,071   950,458   1,297,924   1,507,085   1,477,042   2,196,659
  Long-term debt and obligations under
   capital leases (9)...................   496,803   337,680   308,092     567,345     632,652     608,150     740,291
  Total stockholders' equity............   184,843   326,196   490,009     559,950     686,124     652,174   1,184,895

------------------------
(1) Excalibur Hotel and Casino opened in June 1990. Costs and expenses for fiscal 1991 include $11,177 of preopening expenses associated with the opening of Excalibur.

(2) Grand Slam Canyon opened in August 1993 and Luxor Hotel and Casino opened in October 1993. Costs and expenses for fiscal 1994 include $16,506 of preopening expenses associated with the opening of Grand Slam Canyon and Luxor.

(3) Circus Circus-Tunica opened in August 1994. Costs and expenses for fiscal 1995 include $3,012 of preopening expenses associated with the opening of Circus Circus-Tunica.

(4) Results of operations for the nine months ended October 31, 1995 include the acquisition of the Gold Strike Resorts on June 1, 1995.

(5) Revenues are net of complimentary allowances.

(6) In the fiscal year ended January 31, 1993, the Company experienced an extraordinary loss of $3,661, net of income tax benefit of $1,885 on the early retirement of $100,000 principal amount of the Company's 10 1/8% Senior Subordinated Notes due April 1997.

(7) The ratio of earnings to fixed charges has been computed by dividing earnings before income tax and extraordinary loss, plus fixed charges (excluding capitalized interest) by fixed charges. Fixed charges consist of interest and other finance expenses, the estimated interest component of rentals and capitalized interest.

(8) During the second quarter of fiscal 1996, the Company wrote-off $45.1 million of costs associated with various assets which were disposed of or whose values had otherwise become impaired. The ratio of earning to fixed charges for the nine months ended October 31, 1995, excluding this write-off, would be 4.79.

(9) Excludes current portion of both long-term debt and obligations under capital leases.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED FINANCIAL DATA" AND THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD ALSO BE READ IN CONJUNCTION WITH THE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" CONTAINED IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED OCTOBER 31, 1995 AND THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JANUARY 31, 1995, WHICH ARE INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED OCTOBER 31, 1995 COMPARED TO NINE MONTHS ENDED OCTOBER 31, 1994

    EARNINGS PER SHARE. For the nine months in 1995, net income was $93.3 million, or $.98 per share, against $105.4 million, or $1.23 per share in the prior year. Results for the prior year include $3.0 million of preopening expenses related to the August 29, 1994 opening of Circus Circus-Tunica. Results for the nine months in 1995 include one-time asset write-offs totaling $45.1 million and $6.2 million of preopening expenses related to the July 28, 1995 opening of Silver Legacy, a joint venture hotel/casino in Reno, Nevada.

    The $45.1 million in asset write-offs related to a discontinued riverboat project in Chalmette, Louisiana ($31.5 million); the remaining value of a parking garage and people mover at Circus Circus-Reno ($6.2 million); the recently dismantled monorail between Luxor and Excalibur ($3.7 million); an inactive gondola system at Circus Circus-Las Vegas ($2.1 million); and miscellaneous other assets ($1.6 million).

    Results for the nine months in 1995 include five months of combined performance of the Company and a group of affiliated entities (collectively, the "Gold Strike Resorts") which own two hotel and casino facilities in Jean, Nevada, one hotel and casino facility in Henderson, Nevada, a 50% interest in a joint venture which owns a riverboat casino and land-based entertainment complex in Elgin, Illinois, and a 50% interest in a joint venture which is developing a major destination resort on the Las Vegas Strip. The Company acquired the Gold Strike Resorts on June 1, 1995 in exchange for 16,291,551 shares of its common stock and preferred stock of a subsidiary which is convertible into an additional 793,156 shares of the Company's common stock, plus the payment of $12 million in cash and the assumption of approximately $165 million in debt.

    REVENUES. Revenues for the Company increased $84.6 million, or 9%, for the nine months of 1995, compared to the previous year. The acquisition of Gold Strike Resorts on June 1, 1995 was the major factor in this increase, as the hotel/casino operations in Jean and Henderson, Nevada (Gold Strike, Nevada Landing and Railroad Pass) contributed revenues of $41.9 million for the nine months ended October 31, 1995. Furthermore, the Company's 50% interest in The Grand Victoria, a joint venture riverboat casino in Elgin, Illinois and formerly a Gold Strike property, produced $22.6 million in revenues in the nine months in 1995. This represents the Company's interest in the operating income of the joint venture, which is included in revenue.

    The Hacienda Hotel and Casino, which was acquired by the Company on September 1, 1995 for approximately $80 million, also contributed to the increase in revenues, producing $8.5 million in the nine months in 1995. The Company's 50% interest in Silver Legacy, a joint venture hotel/casino which opened July 28, 1995 in Reno, Nevada, added $5.3 million in revenues for the nine months in 1995. This represents the Company's interest in the operating income of the joint venture, which is included in revenue.

    Revenues at the Company's major Las Vegas properties (Circus Circus-Las Vegas, Luxor and Excalibur) were down slightly in the nine months in 1995 compared with the prior year. Casino revenues at these properties were down roughly 7%-8% in the nine months in 1995. However, this was partially offset by higher room revenues stemming from higher average room rates. Occupancy rates remained strong at nearly 100% for each of these properties. It is the Company's belief that despite increased visitor counts and strong hotel occupancy rates in the market, customers are spending relatively less on gaming and more in the other areas of the mega-resorts.

    The Company's Laughlin properties reported a combined decrease of approximately 11% in the nine months in 1995. In February 1995, a new Indian casino opened over 300 rooms and another competitor in Laughlin opened more than 700 additional rooms. Laughlin has also felt the effect of competition from the new mega-resorts in Las Vegas, as well as the effect of unregulated Indian gaming in its prime Arizona feeder markets.

    OPERATING INCOME. Income from operations (excluding the $45.1 million abandonment loss and $6.2 million of Silver Legacy preopening expenses in 1995, and Circus Circus-Tunica preopening expenses of $3.0 million in 1994) increased $34.7 million, or 17% in the nine months in 1995, versus the same period last year. The Company's composite operating margin (excluding the above nonrecurring items) was 23.9% for the nine months, versus 22.5% last year.

    The Company's 50% interest in The Grand Victoria riverboat casino (a joint venture with the Hyatt acquired as part of the Gold Strike Resorts acquisition on June 1, 1995) was the main factor for the increase, generating $20.5 million in operating income in the nine months in 1995. The other major properties acquired as part of the Gold Strike Resorts acquisition (Gold Strike, Nevada Landing and Railroad Pass) were also solid contributors, producing operating income of $8.7 million in the nine month period in 1995.

    In Reno, the Silver Legacy Resort and Casino (a joint venture with Eldorado Hotel and Casino) opened on July 28, 1995 and generated approximately $5.3 million of operating income for the nine months in 1995 as the Company's 50% share of operating income. This property posted an operating cash flow margin of 33% and an occupancy rate of 98% on its 1,284 rooms. An additional 375 rooms have been recently opened at the Silver Legacy. At Circus Circus-Reno, operating income declined 2% (excluding asset write-offs) as the novelty effect of the adjacent Silver Legacy attracted visits from its casino patrons.

    At Circus Circus-Tunica, operating income rose $10.4 million for the nine months in 1995 compared with the prior year, when the property was in operation for only a partial period.

    For the nine months in 1995, operating income at the Las Vegas properties was relatively flat.

    On a combined basis, the Company's Laughlin properties reported a 30% decline in operating income for the nine months in 1995, with operating margins also declining. Additional competition in rooms was a principal factor in this decline, as room rates and occupancy levels decreased compared to the prior year (contrary to the trend in Las Vegas).

    DEPRECIATION AND AMORTIZATION EXPENSE. For the nine months in 1995, depreciation and amortization expense rose $8.8 million over the prior nine months to $71.2 million, due primarily to the Company's acquisition of the Gold Strike Resorts.

    INTEREST  EXPENSE.   Interest expense increased  $10.6 million  for the nine
months in 1995 versus the prior year. This increase stemmed from higher borrowings due principally to the assumption of approximately $165 million in debt in connection with the Gold Strike Resorts acquisition on June 1, 1995, the purchase of the Hacienda Hotel and Casino for approximately $80 million on September 1, 1995 and the purchase of 73 acres of adjacent property earlier in 1995 for approximately $73 million. Capitalized interest was $6.1 million for the nine months ended October 31, 1995, versus $2.9 million a year ago. At October 31, 1995, long-term debt stood at $740 million compared to $608 million at October 31, 1994.

    INCOME TAX. For the nine months ended October 31, 1995, the Company's effective tax rate was approximately 38.0% compared with 36.4% in the prior year period. The higher tax rate in the nine months in 1995 reflects the corporate statutory rate of 35% plus the effect of various non-deductible expenses, primarily goodwill amortization associated with the Gold Strike Resorts acquisition.

    FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

    EARNINGS PER SHARE. Excluding preopening expenses, earnings per share for the year ended January 31, 1995 were $1.61 against $1.46 on the same basis in 1994. During 1995, the Company wrote off $3.0 million of preopening expenses related to the August 29, 1994 opening of Circus Circus-Tunica. These preopening expenses amounted to $.02 per share on an after-tax basis. In 1994, the Company wrote off preopening expenses associated with Grand Slam Canyon (which opened August 23, 1993) and Luxor Hotel and Casino (which opened October 15, 1993). These preopening expenses totalled $16.5 million, amounting to $.12 per share on an after-tax basis. Including the effect of preopening expenses, earnings per share for the year ended January 31, 1995 were $1.59 versus $1.34 for the prior year.

    The increase in earnings per share was attributable primarily to the first full year of operations for Luxor, which was open only 3 1/2 months in fiscal year 1994. The opening of Circus Circus-Tunica also contributed to this increase. The Company's first riverboat casino posted operating income in excess of $13 million in the five months it was open during 1995. Earnings per share also benefitted from 1.2 million fewer average shares outstanding, stemming from the repurchase of 0.5 million shares during fiscal 1995 and 1.6 million shares in fiscal 1994. However, these benefits were partially offset by additional interest expense due to lower capitalized interest and higher borrowings.

    REVENUES. Revenues for the year ended January 31, 1995 increased $206.7 million, or 21%, to $1.2 billion, marking the first time the Company's revenues have topped $1 billion. The first full year of operations for Luxor and the opening of Circus Circus-Tunica accounted for the majority of this increase in revenues.

    In fiscal 1995, the Company's combined hotel occupancy rate declined to 95.7% from 97.8% the previous year, due primarily to the impact of additional competition in the Laughlin market. Despite the decrease in occupancy rates, room revenues (excluding the impact of Luxor) rose 4% on the strength of selective price increases at the Las Vegas properties. Including Luxor, hotel revenues increased 32% in 1995 over the prior year. In general, the Company's policy of offering moderately priced rooms, multiple entertainment attractions and low-priced food on an everyday basis attracts a high level of occupancy along with substantial walk-in traffic.

    OPERATING INCOME. Income from operations, excluding the write-off of preopening expenses, increased $41.5 million, or 19%, for the year ended January 31, 1995. The increase in income from operations was attributable primarily to Luxor and the opening of Circus Circus-Tunica. In its first full fiscal year of operations, Luxor posted $64.1 million in operating income and a 23% operating margin. Meanwhile, Circus Circus-Tunica experienced a strong opening, generating operating income of $13.2 million and an operating margin over 40% (excluding preopening expenses) in the five months it was open.

    Income from operations for 1995 was essentially flat at the Company's other Las Vegas properties, Circus Circus-Las Vegas and Excalibur, and margins remained steady. At Circus Circus-Reno, disruption from the construction of neighboring Silver Legacy and poor winter weather hampered results throughout much of the year, causing a 12% decline in operating income at that property.

    Results for 1995 at the Company's Laughlin properties, the Colorado Belle and Edgewater, declined significantly, with combined operating income down 22% from 1994. The decrease is attributable to a variety of competitive factors.

    The three major new theme resorts which opened in Las Vegas in late 1993 (including Luxor), have drawn upon Laughlin's customer base, as have the recently expanded facilities at Stateline,

Nevada, which are closer to Las Vegas and more accessible to visitors from Southern California. Also in late 1993, a competitor in Laughlin underwent a major hotel and casino expansion, which further diffused the customer base. Finally, the emergence of unregulated Indian gaming, particularly in Laughlin's Arizona feeder markets, has brought additional competitive challenges. While it is the Company's belief that the Laughlin market is beginning to stabilize, a new hotel/casino opened in late February 1995 which may further impact results in the near term. Despite the significant declines in operating income, the Colorado Belle and Edgewater still posted a combined 23% operating margin for the year.

    The Company's 1995 composite operating margin was 22.1% (prior to the write-off of preopening expenses), compared to 1994's 22.6%. The decline was attributable to the reasons discussed above.

    DEPRECIATION AND AMORTIZATION EXPENSE. For the year ended January 31, 1995, depreciation and amortization expense rose $23.8 million, to $82.8 million, due primarily to a full year of depreciation on Luxor and Grand Slam Canyon, as well as the addition of Circus Circus-Tunica.

    INTEREST EXPENSE. For the year ended January 31, 1995, interest expense was $42.7 million compared to $17.8 million in the prior year. The increase was due mostly to lower capitalized interest ($4.2 million in fiscal 1995 versus $18.5 million in fiscal 1994) stemming from the completion of Luxor and Grand Slam Canyon in the prior fiscal year. Interest expense was also impacted by higher average debt outstanding (approximately $590 million in fiscal 1995 versus approximately $555 million in fiscal 1994). Though short-term interest rates rose during the year, the Company's interest expense was not significantly impacted due to the effect of certain interest rate swap agreements which expired during late fiscal 1994 and 1995.

    INCOME TAX. The Company's effective tax rates for the years ended January 31, 1995 and 1994 were 36.5% and 36.4%, respectively. This reflects the federal statutory rate of 35.0% plus the effect of various nondeductible expenses.

FINANCIAL POSITION AND CAPITAL RESOURCES

    The Company entered into a new loan agreement on January 29, 1996 with a group of banks, including Bank of America National Trust and Savings Association, as administrative agent and lender ("Bank of America"), providing for a new $1.5 billion credit facility (the "New Credit Facility"). This facility replaced the Company's existing $500 million and $250 million credit facilities. The Company's available borrowings under the New Credit Facility are reduced by the aggregate amount outstanding under the Company's corporate debt program. As of January 31, 1996, the Company had approximately $212 million outstanding under its corporate debt program and approximately $100 million outstanding under the New Credit Facility. The Company expects to use substantially all of the $198 million of net proceeds from the offering of the Notes to repay amounts outstanding under the corporate debt program and the New Credit Facility. See "Use of Proceeds." Amounts repaid under the New Credit Facility do not reduce the size of the commitment and may be redrawn.

    The Company's Board of Directors has also authorized the repurchase of up to 15% of the Company's common stock, subject to share price. In the past, the Company has been a periodic repurchaser of its shares at the same time that it has increased its operating capacity.

    The Company believes that it has sufficient capital resources through its bank facility and its operating cash flow to meet all of its existing cash obligations, to fund its commitments on each of the projects discussed under "The Company" above and to strategically repurchase shares. The Company anticipates that additional funds could, however, be raised through debt or equity offerings, if necessary.

                              DESCRIPTION OF NOTES

GENERAL

    The Notes will be issued under an Indenture to be dated as of February 1, 1996 between the Company and First Interstate Bank of Nevada, N.A., as trustee (the "Trustee") (the "Base Indenture"), and a supplemental indenture thereto to be dated as of February 1, 1996 between the Company and the Trustee. Provisions of the Base Indenture are more fully described under "Description of Securities" in the attached Prospectus to which reference is hereby made. The Notes will be limited to $200 million in aggregate principal amount and will be senior unsecured obligations of the Company.

    The Notes will mature on February 1, 2006. The Notes will not be redeemable prior to maturity and will not be entitled to the benefit of any sinking fund. Interest on the Notes will accrue from February 1, 1996 and will be payable semiannually on each August 1 and February 1, beginning August 1, 1996, to the persons in whose names the Notes are registered at the close of business on the July 15 or January 15 prior to the payment date at the annual rate set forth on the cover page of this Prospectus Supplement.

    The principal of, and interest on, the Notes are to be payable at the office or agency of the Company in New York, New York. Interest on the Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

DEFEASANCE

    The Notes will be subject to defeasance and covenant defeasance as provided in the accompanying Prospectus.

BOOK-ENTRY SYSTEM

    The Notes will be issued in the form of and be represented by a fully registered global security (a "Registered Global Security") registered in the name of the Depositary or its nominee. The Depositary or nominee will credit, on its book entry registration and transfer system, participant accounts with the respective principal amounts of Notes that are beneficially owned by such participants and represented by the Registered Global Security. A description of the depositary arrangements generally applicable to the Notes is set forth in the accompanying Prospectus under the caption "Description of Debt Securities - Registered Global Securities." The Notes will not be issued in definitive form except in the circumstances described under such caption in the accompanying Prospectus, and in such circumstances, will only be issued in minimum denominations of $100,000.

    The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provision of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, including the Underwriters. The Depositary is owned by a number of participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the Notes in book-entry form will be made by the Company in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITERS

    Subject to the terms and conditions contained in an Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters has severally agreed to purchase, the respective principal amount of Notes set forth opposite their respective names below.

                                                                     PRINCIPAL
                                                                     AMOUNT OF
                              NAME                                     NOTES
-----------------------------------------------------------------  --------------
Morgan Stanley & Co. Incorporated................................  $ 40,000,000
Salomon Brothers Inc.............................................    40,000,000
Donaldson, Lufkin & Jenrette Securities Corporation..............    40,000,000
Goldman, Sachs & Co..............................................    40,000,000
Schroder Wertheim & Co. Incorporated.............................    20,000,000
BA Securities, Inc...............................................    20,000,000
                                                                   --------------
       Total.....................................................  $200,000,000
                                                                   --------------
                                                                   --------------

    Under  the  terms  and  conditions   of  the  Underwriting  Agreement,   the
Underwriters are obligated to take and pay for all of the Notes if any are taken.

    The Underwriters initially propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and other selling terms for the Notes may from time to time be varied by the Underwriters.

    The Company does not intend to apply for listing of the Notes on a national securities exchange. The Underwriters presently intend to make a market in the Notes in the secondary trading market. However, the Underwriters are not obligated to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. No assurance can be given as to the liquidity of, or the trading markets for, the Notes.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Certain of the underwriters and their affiliates have from time to time performed various investment banking and commercial banking services for the Company and its subsidiaries, for which compensation has been received. BA Securities, Inc. is an affiliate of Bank of America, which acts as administrative agent and lender under the Company's New Credit Facility. The Company intends to use a significant portion of the net proceeds from the sale of the Notes to repay outstanding amounts due under the New Credit Facility. See "Use of Proceeds." As a result, the offering of the Notes is being made pursuant to the provisions of Paragraph (8) of Section 44(c) of Article III of the Rules of Fair Practice of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Latham & Watkins, and, as to matters of Nevada law, by Schreck, Jones, Bernhard, Woloson & Godfrey Chartered. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom.

PROSPECTUS
                                  $400,000,000
                        CIRCUS CIRCUS ENTERPRISES, INC.
                                DEBT SECURITIES
                               ------------------

    Circus Circus Enterprises, Inc., a Nevada corporation (the "Company"), may offer from time to time in one or more series its debt securities consisting of debentures, notes or other evidence of indebtedness (the "Debt Securities"), in amounts as may be sold for an aggregate public offering price of up to $400,000,000, or, if Debt Securities are issued at an original issue discount, such greater amount as shall result in aggregate proceeds of $400,000,000 to the Company, on terms to be determined at the time of the offering. At the option of the Company, the Debt Securities may be issued as senior secured Debt Securities, as senior unsecured Debt Securities, as senior subordinated Debt Securities or as subordinated Debt Securities, and in any combination thereof. The general terms and conditions of the Debt Securities are described under "Description of Debt Securities" in this Prospectus. Debt Securities may be offered separately or together, in separate series, in amounts, at prices and on terms determined by market conditions at the time of sale and to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

    The specific terms of the Debt Securities for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement which will include, where applicable, the specific title, aggregate principal amount, form (which may be certificated or global), authorized denominations, maturity (which may be fixed or extendible), interest rate or rates (which may be fixed or variable) (or manner of calculation thereof), if any, the time of payment of interest, if any, any terms of redemption at the option of the Company or repayment at the option of the holder, any terms for sinking fund payments, additional covenants, initial public offering price, purchase price and other terms with respect to the Debt Securities. The Debt Securities may be issued as original issue discount securities to be sold at a substantial discount below their principal amount and, if issued, certain terms thereof will be set forth in the Prospectus Supplement related thereto. See "Description of Debt Securities."

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.
                            ------------------------

THESE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

  NEITHER THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD
     NOR ANY OTHER GAMING REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY
         OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE
                 SECURITIES OFFERED HEREBY. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

    The Debt Securities may be offered directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Debt Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Debt Securities.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS JANUARY 11, 1996

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company's Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange and similar information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

                            ------------------------

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The Company's (File No. 1-8570) (i) Annual Report on Form 10-K for the fiscal year ended January 31, 1995, (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1995, (iii) Current Report on Form 8-K dated June 1, 1995, (iv) Amendment No. 1 on Form 8-K/A to the Company's Current Report on Form 8-K dated June 1, 1995, (v) Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1995 and (vi) Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1995, each filed by the Company with the Commission, are incorporated in this Prospectus by reference.

    All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the Indentures (as hereinafter defined) or any document incorporated herein by reference (other than exhibits to such documents). Requests should be directed to David R. Belding, Secretary, Circus Circus Enterprises, Inc., 2880 Las Vegas Boulevard South, Las Vegas, Nevada 89109, telephone number (702) 734-0410.

                            ------------------------

    The Company will furnish each holder of the Debt Securities annual reports containing audited financial statements, quarterly reports containing unaudited financial information and such other reports as may be required by applicable law.

                                  THE COMPANY

    Circus  Circus Enterprises, Inc. (the  "Company"), which was incorporated in
1974, owns and operates, through wholly owned subsidiaries, 10 hotel-casino properties with approximately 16,000 rooms in the State of Nevada, including four properties in Las Vegas (Circus Circus-Las Vegas, Luxor, Excalibur and the Hacienda Hotel and Casino), two properties in Jean (Gold Strike Hotel and Gambling Hall and Nevada Landing), the Circus Circus Hotel and Casino in Reno, the Railroad Pass in Henderson, and the Colorado Belle Hotel and Casino and the Edgewater Hotel and Casino which are located on the Colorado River in Laughlin. The Company also owns and operates a dockside casino situated on a 24-acre site in Tunica County, Mississippi and operates two smaller casinos on the Las Vegas Strip, Slots-A-Fun (which the Company also owns) and the Silver City Casino (which the Company operates under a long-term lease).

    The Company, through wholly owned subsidiaries, also owns interests in three joint ventures which own operating casinos. The Grand Victoria, a riverboat casino and land-based entertainment complex, is located in Elgin, Illinois and is operated and managed by the Company. The Company and an affiliate of Hyatt Development Corporation each have a 50% interest in the venture. The Silver Legacy Hotel and Casino, is located in Reno, Nevada, and is Reno's first Las Vegas-styled themed resort. This resort, themed as a turn-of-the-century silver mining town, is owned in equal shares by the Company and an affiliate of Eldorado Hotel and Casino. The Company and affiliates of ITT Destinations, Inc. and Hilton Hotels Corporation own in equal shares a joint venture which is operating both an interim land-based casino and a recently opened dockside casino in Windsor, Ontario, Canada. The Company and its joint venture partners are presently in negotiations for the construction of a permanent 300 room hotel-casino facility in Windsor.

    The Company also holds a 50% interest, through a wholly owned subsidiary, in a joint venture with an affiliate of Mirage Resorts, Incorporated which is developing Monte Carlo, a major destination resort under construction on the Las Vegas Strip for which it serves as the managing venturer. This project, which is scheduled to open in the summer of 1996, will feature approximately 3,000 rooms and a 90,000 square-foot casino, with a palatial style reminiscent of the Belle Epoque, the French Victorian architecture of the late 19th Century. The Monte Carlo has an estimated cost of $344 million (including land, capitalized interest and preopening expenses), and the Company is obligated to fund any portion of such cost in excess of certain equity contributions and the funding provided by a $200 million construction loan. The Company's total equity contribution is anticipated to be approximately $63 million, of which $35.1 million had been funded as of October 31, 1995.

    As part of its growth strategy, the Company currently expects to expand Luxor, renovate parts of Excalibur and commence construction of a multi-faceted gaming and entertainment complex initially involving the Hacienda Hotel parcel and certain undeveloped land to the south. It also expects to expand and renovate Circus Circus Las Vegas and renovate parts of the Circus Circus Hotel and Casino in Reno. While the Company intends to effect the preceding expansions, renovations and construction in a manner intended to minimize the impact such activities may have on the operations and earnings of the subject properties, no assurances can be given that during the pendancy of such activities the operations and/or earnings of the subject properties will not be adversely affected.

    Construction of the Luxor expansion is currently scheduled to commence in January 1996. As currently contemplated, the expansion will involve an approximately 2,000 room addition arranged in two high-rise, stepped-pyramid towers between Luxor and Excalibur, raising the total rooms at Luxor to approximately 4,500, and will include additional casino space, retail area, restaurants and a multi-purpose showroom, as well as a signature ride. The additional rooms are expected to be completed by the end of 1996. The estimated cost of this expansion is expected to be approximately $240 million.

    The Excalibur renovations are currently scheduled to commence in early 1996 and are contemplated to include the refurbishment of all of the over 4,000 rooms, the construction of additional retail space, the relocation of certain restaurants, the construction of a moving walkway between Luxor and

Excalibur and the re-engineering of the pedestrian overpasses over Las Vegas Boulevard and Tropicana Avenue to provide more direct pedestrian access to Excalibur. The estimated cost of the Excalibur renovations is anticipated to be approximately $40-50 million.

    The first step in the Company's effort to create a multi-faceted gaming and entertainment complex is currently anticipated to commence in 1996 with the construction of a hotel-casino facility on the Hacienda Hotel parcel and approximately 73 acres of undeveloped land south of that parcel at the northwest corner of Russell Road and the Las Vegas Strip. Ultimately, the Company contemplates expanding the complex to include portions of the Luxor and Excalibur parcels.

    Construction of the Circus Circus Las Vegas expansion is currently scheduled to commence in January 1996. As contemplated, the expansion will involve the construction of an approximately 1,000 room high-rise tower adjacent to Grand Slam Canyon, the refurbishment of approximately 1,200 rooms in the Skyrise Tower and the improvement of the casino and midway. The estimated cost of the foregoing expansion is expected to be approximately $50-60 million.

    The Company also intends to commence construction of a major renovation at Circus Circus Hotel and Casino in Reno in 1996. The renovation is currently expected to involve the refurbishment of the casino and all of the rooms, as well as the construction of a parking structure. The estimated cost of the foregoing renovation is expected to be approximately $35 million.

    The Company follows a marketing and operating philosophy which emphasizes high volume business by providing reasonably priced hotel rooms, food and alternative entertainment in combination with the Company's gaming activity. The Company also maintains stringent cost controls which are exemplified by a general policy of offering virtually no credit for gaming customers. Management believes that this philosophy distinguishes the Company from its principal competitors.

    The Company's executive offices are located at 2880 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and its telephone number is (702) 734-0410. Unless the context otherwise indicates, all references herein to the Company are to Circus Circus Enterprises, Inc. and its subsidiaries.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following are the consolidated ratios of earnings to fixed charges for the Company for the nine months ended October 31, 1995 and each of the fiscal years 1995, 1994, 1993, 1992 and 1991.

                                      YEAR ENDED JANUARY 31,
  NINE MONTHS ENDED    -----------------------------------------------------
  OCTOBER 31, 1995       1995       1994       1993       1992       1991
---------------------  ---------  ---------  ---------  ---------  ---------
          3.87(1)           5.38       5.40       6.48       4.40       3.03

    For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less than 50% owned investments. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense deemed by the Company to be representative of interest.
------------------------
(1) During the second quarter of fiscal 1996, the Company wrote-off $45.1 million of costs associated with various assets which were disposed of or whose values had otherwise become impaired. The ratio of earnings to fixed charges for the nine months ended October 31, 1995, excluding this write-off, would be 4.79.

                                USE OF PROCEEDS

    The Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, which may include acquisitions, capital expenditures and working capital requirements; to repay, redeem or repurchase outstanding indebtedness; or for such other purposes as may be specified in the Prospectus Supplement. A description of any indebtedness to be refinanced with the proceeds of the Debt Securities will be set forth in the applicable Prospectus Supplement.

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent to which such general provisions may apply to the Debt Securities will be described in a Prospectus Supplement relating to such Debt Securities.

    The Debt Securities may constitute either senior secured debt ("Senior Secured Debt Securities"), senior unsecured debt ("Senior Unsecured Debt Securities"), senior subordinated debt ("Senior Subordinated Debt Securities") or subordinated debt ("Subordinated Debt Securities"), or any combination thereof, of the Company. Each such series of Debt Securities will be issued under a separate indenture (the "Senior Secured Debt Indenture," the "Senior Unsecured Debt Indenture," the "Senior Subordinated Debt Indenture," and the "Subordinated Debt Indenture," respectively), in each case, between the Company, as obligor, and First Interstate Bank of Nevada, N.A., as Trustee (the "Trustee"). The Senior Secured Debt Indenture, the Senior Unsecured Debt Indenture, the Senior Subordinated Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures."

    The terms of the Debt Securities include those stated in the applicable Indenture and those made part of such Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and holders of the Debt Securities are referred to the Indentures and the Trust Indenture Act for a statement thereof. A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Debt Securities and the Indentures, while including a discussion of all material aspects or features thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Securities and the Indentures, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indentures are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

    The  Indentures  will  not  limit the  aggregate  principal  amount  of Debt
Securities which may be issued thereunder. Debt Securities may be issued thereunder from time to time as a single series or in two or more separate series up to the aggregate principal amount from time to time authorized by the Company for each series. As of the date of this Prospectus, the Company has authorized the issuance under the Indentures of up to $400 million aggregate principal amount of the Debt Securities, or, if Debt Securities are issued at an original issue discount, such greater amount as shall result in aggregate proceeds of $400 million to the Company.

    The applicable Prospectus Supplement or Prospectus Supplements will describe, among other things, the following terms of the Debt Securities, if applicable to such Debt Securities: (i) the title of the Debt Securities; (ii) any limit on the aggregate principal amount of the Debt Securities and whether they will constitute Senior Secured Debt Securities, Senior Unsecured Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities;
(iii) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (iv) the date or dates on which the principal of the Debt Securities is payable or the method of determination thereof; (v) the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest (which rate may be zero in the case of certain Debt Securities issued at an issue price representing a discount from the principal amount payable at maturity), and the date or dates from which such interest, if any, will accrue, and the circumstances, if any, in which the Company may defer interest payments; (vi) the interest payment dates, if any, on which any interest on the Debt Securities will be payable, and the record date for any interest payable on any Debt Securities; (vii) the right or obligation, if any, of the Company to redeem or purchase Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, or otherwise, the conditions, if any, giving rise to such right or obligation, and the period or periods within which, and the price or prices at which and the terms and conditions upon which Debt Securities shall be redeemed or purchased, in whole or in part, and any provisions for the marketing of such Debt Securities; (viii) if the amount of payments of principal of, premium, if any, and interest, if any, on the Debt Securities is to be determined by reference to an index, formula or other method, the manner in which such amounts are to be determined and the calculation agent, if any, with respect thereto; (ix) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which will be payable upon declaration or acceleration of the stated maturity thereof pursuant to an Event of Default; (x) whether the Debt Securities will be issued in certificated or book-entry form and, if so, the identity of the depository for the Debt Securities; (xi) any listing of the Debt Securities on a securities exchange; (xii) any additional restrictive covenants included for the benefit of Holders of such Debt Securities; (xiii) any additional events of default provided with respect to such Debt Securities; and (xiv) any other material terms of the Debt Securities. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Debt Securities.

GAMING REGULATION

    The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The states of Illinois, Mississippi and Nevada and the applicable local authorities, and the Province of Ontario, Canada require various licenses, findings of suitability, registrations, permits and approvals (individually a "Gaming License" and collectively "Gaming Licenses") to be held by the Company and its subsidiaries and joint ventures that are engaged in gaming operations. The Illinois Gaming Board, the Mississippi Gaming Commission, the Nevada Gaming Commission and the Ontario Gaming Control Commission (collectively the "Gaming Authorities"), may, among other things, limit, condition, suspend or revoke a Gaming License or approval to own the stock or joint venture interests of any of the Company's Illinois, Mississippi, Nevada and Ontario operations, respectively, for any cause deemed reasonable by such licensing authority. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against the Company, such subsidiaries and joint ventures and the persons involved. The suspension or revocation of any of the Company's Gaming Licenses or the levy on the Company of substantial fines or forfeiture of assets could have a material adverse effect on the business of the Company.

    To date, the Company has obtained all Gaming Licenses necessary for the operation of its gaming activities. However, Gaming Licenses and related approvals are deemed to be privileges under Illinois, Mississippi, Nevada and Ontario law, and no assurances can be given that any new Gaming Licenses that may be required in the future will be granted or that existing Gaming Licenses will not be revoked or suspended.

    The Nevada Gaming Commission may, in its discretion, require the holder of any Debt Security issued by the Company to file applications, be investigated and be found suitable to own such Debt Security. If the Nevada Gaming Commission determines that a person is unsuitable to own such Debt Security, then pursuant to the Nevada Gaming Control Act, the Company can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Gaming Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction. The Illinois Gaming Board, the Mississippi Gaming Commission and the Ontario Gaming Control Commission also have jurisdiction over the beneficial holders of Debt Securities issued by the Company and may require their investigation and approval.

    In certain jurisdictions, the Company may not make a public offering of its securities without the prior approval of the applicable Gaming Authorities if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in such jurisdictions, or to retire or extend obligations incurred for such purposes or for similar transactions. On August 24, 1995 the Nevada Gaming Commission granted the Company prior approval to make public offerings for a period of one year, subject to certain conditions ("Shelf Approval"). The Shelf Approval also applies to any affiliated company wholly owned by the Company (a "Gaming Affiliate") which is a publicly traded corporation or would thereby become a publicly traded corporation pursuant to a public offering. The Shelf Approval also includes approval for the Company's licensed Nevada subsidiaries to guarantee any security issued by, or to hypothecate their assets to secure the payment or performance of any obligations issued by, the Company or a Gaming Affiliate in a public offering under the Shelf Registration. However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board and must be renewed annually. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. The public offering of the Debt Securities will be made pursuant to the Shelf Approval.

    The foregoing is only a summary of the regulatory requirements applicable to the Company. For a more detailed description of the regulatory requirements applicable to the Company, see "Regulation and Licensing" in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1995, incorporated by reference herein.

MANDATORY DISPOSITION PURSUANT TO GAMING LAWS

    The Indentures will provide that each Holder, by accepting any of the Debt Securities, shall be deemed to have agreed that if the Gaming Authority of any jurisdiction in which the Company or any of its subsidiaries conducts or proposes to conduct gaming requires that a person who is a Holder must be licensed, qualified or found suitable under applicable Gaming Laws, such Holder shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, the Company shall have the right, at its option, (i) to require such person to dispose of its Securities or beneficial interest therein within 30 days of receipt of notice of the Company's election or such earlier date as may be requested or prescribed by such Gaming Authority or (ii) to redeem such Securities at a redemption price equal to the lesser of
(A) such person's cost and (B) 100% of the principal amount thereof, plus accrued and unpaid interest to the earlier of the redemption date and the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the Gaming Authority. The Company shall notify the Trustee in writing of any such redemption as soon as practicable. The Company shall not be responsible for any costs or expenses any such Holder may incur in connection with its application for a license, qualification or a finding of suitability.

SUBORDINATION OF SECURITIES

    The indebtedness evidenced by the Senior Subordinated Debt Securities and Subordinated Debt Securities (collectively, the "Subordinated Securities") will be subordinated to the prior payment when due of the principal of, premium, if any, and interest on all current and future Senior Indebtedness (as defined below). Upon maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, payment in full must be made on such Senior Indebtedness before any payment is made on or in respect of the Subordinated Securities. During the continuance of any event of default with respect to Senior Indebtedness entitling the holders thereof to accelerate the maturity thereof, or if such event of default would be caused by any payment upon or in respect of the Subordinated Securities, no payment may be made by the Company upon or in respect of the Subordinated Securities; PROVIDED, HOWEVER, that if such event of default is other than a default in payment of any amount due in connection with such Senior Indebtedness, the Company shall be permitted to continue to make payments of interest on the Subordinated Securities. Upon any distribution of assets of the Company pursuant to any dissolution, winding up, liquidation or reorganization of the Company, payment of the principal of and interest on the Subordinated Securities will be subordinated, to the extent and in the manner set forth in the applicable Indentures, to the prior payment in full of all Senior Indebtedness. Such subordination will not prevent the occurrence of any Event of Default.

    "Senior Indebtedness" is defined in the Senior Subordinated Debt Indenture as the principal of and interest on and other amounts due on or in connection with (a) Indebtedness of the Company (other than the Subordinated Securities), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase or otherwise, and (b) renewals, extensions, refunding or refinancing of Indebtedness of the kind described in the preceding clause (a), unless, in the case of any particular Indebtedness, renewal, extension, refunding, or refinancing, the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness, renewal, extension, refunding, or refinancing does not constitute Senior Indebtedness. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall include (i) all Indebtedness, liabilities and obligations of the Company owed to banks and other financial institutions and (ii) the Senior Secured Debt Securities and the Senior Unsecured Debt Securities, but shall not include (w) any Indebtedness hereafter incurred that is subordinate or junior in right of payment to any Senior Indebtedness, (x) Indebtedness of the Company to a subsidiary or affiliate of the Company for money borrowed or advances from such subsidiary or affiliate, (y) the 10 5/8% Senior Subordinated Notes of the Company Due 1997, the 6 3/4% Senior Subordinated Notes of the Company Due 2003, and the 7 5/8% Senior Subordinated Debentures of the Company Due 2013, with respect to which the Senior Subordinated Debt Securities will rank PARI PASSU in right of payment, or (z) any Indebtedness specified in an indenture supplemental to the Senior Subordinated Debt Indenture or an Officers' Certificate as being excepted from the definition of Senior Indebtedness; PROVIDED, that any guaranty by the Company of Indebtedness of a subsidiary of the Company to third parties shall constitute Senior Indebtedness unless, in the case of any particular guaranty, the instrument creating or evidencing the same provides that such guaranty does not constitute Senior Indebtedness; PROVIDED FURTHER, that in the event a subsidiary of the Company advances to the Company the proceeds attributable to Indebtedness incurred by such subsidiary to a third party which Indebtedness has been guaranteed by the Company, then such obligation of the Company to repay such advance to the subsidiary shall constitute Senior Indebtedness, unless the Company provides in writing that such advance does not constitute Senior Indebtedness.

    "Senior Indebtedness" is defined in the Subordinated Debt Indenture as the principal of and interest on and other amounts due on or in connection with (a) Indebtedness of the Company (other than the Subordinated Debt Securities), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase or otherwise, and (b) renewals, extensions, refunding or refinancing of Indebtedness of the kind described in the preceding clause (a), unless, in the case of any particular Indebtedness, renewal, extension, refunding, or refinancing, the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness, renewal, extension, refunding, or refinancing does not constitute Senior Indebtedness. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall include (i) all Indebtedness, liabilities and obligations of the Company owed to banks and other financial institutions and (ii) the Senior Secured Debt Securities, the Senior Unsecured Debt Securities, the Senior Subordinated Debt Securities, the 10 5/8% Senior Subordinated Notes of the Company Due 1997, the 6 3/4% Senior
Subordinated Notes of the Company Due 2003, and the 7 5/8% Senior Subordinated Debentures of the Company Due 2013, but shall not include (x) any Indebtedness hereafter incurred that is subordinate or junior in right of payment to any Senior Indebtedness (other than Senior Subordinated Debt and any other Indebtedness ranking PARI PASSU with such Indebtedness), (y) Indebtedness of the Company to a subsidiary or affiliate of the Company for money borrowed or advances from such subsidiary or affiliate or (z) any Indebtedness specified in an indenture supplemental to the Subordinated Debt Indenture or an Officers' Certificate as being excepted from the definition of Senior Indebtedness; PROVIDED, that any guaranty by the Company of Indebtedness of a subsidiary of the Company to third parties shall constitute Senior Indebtedness unless, in the case of any particular guaranty, the instrument creating or evidencing the same provides that such guaranty does not constitute Senior Indebtedness; PROVIDED FURTHER, that in the event a subsidiary of the Company advances to the Company the proceeds attributable to Indebtedness incurred by such subsidiary to a third party which Indebtedness has been guaranteed by the Company, then such obligation of the Company to repay such advance to the subsidiary shall constitute Senior Indebtedness, unless the Company provides in writing that such advance does not constitute Senior Indebtedness.

    The claims of third parties to the assets of the Company's subsidiaries incurring such obligations will be superior to those of the Company as a stockholder and, therefore, the Debt Securities may be deemed to be effectively subordinated to the claims of such third parties. Substantially all of the Company's business operations are conducted through such subsidiaries, and the Debt Securities are effectively subordinated to the repayment of the liabilities arising from those operations. The Indentures will not limit the amount of additional Indebtedness, including Senior Indebtedness, which the Company or any subsidiary may create, incur, assume or guarantee. As a result of the subordination provisions contained in the Indentures, in the event of insolvency, holders of the Subordinated Securities may recover less, ratably, than other creditors of the Company or its subsidiaries.

REGISTERED GLOBAL SECURITIES

    The registered Debt Securities of a series may be issued in the form of one or more Registered Global Securities that will be deposited with and registered in the name of a depositary (a "Depositary") or its nominee identified in the applicable Prospectus Supplement. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary, or by such a nominee to such Depositary or to another nominee of such Depositary, or by such Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. The Company anticipates that the following provisions will apply to all depositary arrangements.

    Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons holding interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

    So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indentures. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indentures. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the Indentures. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Principal, premium, if any, and interest payments on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

CERTAIN COVENANTS

    LIMITATION ON LIENS. Unless otherwise indicated in the applicable Prospectus Supplement, the Senior Unsecured Debt Indenture and the Senior Subordinated Debt Indenture will provide that neither the Company nor any of its subsidiaries may issue, assume or guarantee any Indebtedness secured by a Lien upon any Consolidated Property without effectively providing that the Debt Securities shall be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness shall be so secured, except that this restriction will not apply to: (a) Liens existing on the date of original issuance of the Debt Securities; (b) Liens affecting property of a corporation or other entity existing at the time it becomes a subsidiary of the Company or at the time it is merged into or consolidated with the Company or a subsidiary of the Company; (c) Liens on property existing at the time of acquisition thereof or incurred to secure payment of all or a part of the purchase price thereof or to secure Indebtedness incurred prior to, at the time of, or within 24 months after the acquisition for the purpose of financing all or part of the purchase price thereof; (d) Liens on any property to secure all or part of the cost of improvements or construction thereon or Indebtedness incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction; (e) Liens which secure Indebtedness owing by a subsidiary of the Company to the Company or to a subsidiary of the Company; (f) Liens securing Indebtedness of the Company the proceeds of which are used substantially simultaneously with the incurrence of such Indebtedness to retire Funded Debt; (g) purchase money security Liens on personal property; (h) Liens securing Indebtedness of the Company the proceeds of which are used within 24 months of the incurrence of such Indebtedness for the cost of the construction and development or improvement of a Resort Property; (i) Liens on the stock, partnership or other equity interest of the Company or any subsidiary in any Joint Venture (as hereinafter defined) or any subsidiary which owns an equity interest in such Joint Venture to secure Indebtedness, PROVIDED the amount of such Indebtedness is contributed and/ or advanced solely to such Joint Venture;
(j) Liens securing any Senior Indebtedness (as defined in the Senior Subordinated Debt Indenture), including without limitation, the Senior Secured Debt Securities; (k) certain Liens to government entities, including pollution control or industrial revenue bond financing; (l) Liens required by any contract or statute in order to permit the Company or a subsidiary of the Company to perform any contract or subcontract made by it with or at the request of a governmental entity; (m) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business; (n) certain Liens for taxes or assessments and similar charges; (o) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and certain other minor irregularities of title; and (p) any extension, renewal, replacement or refinancing of any Lien referred to in the foregoing, clauses (a) through (j). Notwithstanding the foregoing, the Company and any one or more of its subsidiaries may, without securing the Debt Securities, issue, assume or guarantee Indebtedness which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with all other such Indebtedness of the Company and its subsidiaries which would otherwise be subject to the foregoing restrictions (not including Indebtedness permitted to be secured under clauses (a) through (j) inclusive above) and the aggregate Value of Sale and Lease-Back Transactions (other than those in connection with which the Company has voluntarily retired Funded Debt) does not at any one time exceed 15% of Consolidated Net Tangible Assets of the Company and its consolidated subsidiaries.

    LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. Unless otherwise indicated in the applicable Prospectus Supplement, the Senior Unsecured Debt Indenture and the Senior Subordinated Debt Indenture will provide that neither the Company nor any of its subsidiaries will enter into any Sale and Lease-Back Transaction unless either (a) the Company or such subsidiary would be entitled, pursuant to the above provisions, to incur Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction, secured by a Lien on the property to be leased, without equally and ratably securing the Securities or (b) the Company within 120 days after the effective date of such Sale and Lease-Back Transaction applies to the voluntary retirement of its Funded Debt an amount equal to the Value of the Sale and Lease-Back Transaction (subject to credits for certain voluntary retirements of Funded Debt).

    ADDITIONAL COVENANTS. Any additional covenants of the Company with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

CERTAIN DEFINITIONS

    "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and (ii) all goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and other like intangible assets, all as set forth on the most recent quarterly balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

    "CONSOLIDATED PROPERTY" means any property of the Company or any subsidiary of the Company.

    "EXISTING COMPLETION GUARANTEES AND MAKE-WELL AGREEMENTS" means (i) that certain Make-Well Agreement by the Company in favor of First Interstate Bank of Nevada, N.A. dated as of May 30, 1995 relating to the Circus and Eldorado Joint Venture, a Nevada general partnership, (ii) that certain Circus Completion Guaranty by the Company in favor of First Interstate Bank of Nevada, N.A. dated as of May 30, 1995 relating to the Circus and Eldorado Joint Venture, a Nevada general partnership, and (iii) that certain Guaranty by the Company in favor of Bank of America National Trust and Savings Association dated as of July 12, 1995 relating to Victoria Partners, a Nevada general partnership.

    "FUNDED DEBT" means all Indebtedness of the Company which (i) matures by its terms, or is renewable at the option of any obligor thereon to a date, more than one year after the date of original issuance of such Indebtedness and (ii) ranks at least PARI PASSU with the Debt Securities.

    "INDEBTEDNESS" of any person means (a) any indebtedness of such person, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property, including any such indebtedness incurred in connection with the acquisition by such person or any of its subsidiaries of any other business or entity, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles, including for such purpose obligations under capitalized leases, and (b) any guaranty, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse, agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire or to supply or advance funds with respect to, or to become liable with respect to (directly or indirectly) any indebtedness, obligation, liability or dividend of any person, but shall not include indebtedness or amounts owed (except to banks or other financial institutions) for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of such person. Notwithstanding anything to the contrary in the foregoing, "Indebtedness" shall not include (i) any contracts providing for the completion of construction or other payment or performance with respect to the construction, maintenance or improvement of property or equipment of the Company or its Affiliates or (ii) any contracts providing for the obligation to advance funds, property or services on behalf of an Affiliate of the Company in order to maintain the financial condition of such Affiliate, in each case, including Existing Completion Guarantees and Make-Well Agreements. For purposes hereof, a "capitalized lease" shall be deemed to mean a lease of real or personal property which, in accordance with generally accepted accounting principles, is required be capitalized.

    "JOINT VENTURE" means (i) with respect  to properties located in the  United
States, any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by the Company and/or one or more subsidiaries, and (ii) with respect to properties located outside the United States, any partnership, corporation or other entity, in which up to and including 60% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by the Company and/or one or more subsidiaries.

    "LIEN" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

    "RESORT PROPERTY" means any property owned or to be owned by the Company or any of its subsidiaries that is, or will be upon completion, a casino (including a riverboat casino), casino-hotel, destination resort or a theme park.

    "SALE AND LEASE-BACK TRANSACTION" means any arrangement with any person (other than the Company or a subsidiary of the Company), or to which any such person is a party, providing for the leasing to the Company or a subsidiary of the Company for a period of more than three years of any Consolidated Property which has been or is to be sold or transferred by the Company or such subsidiary to such person or to any other person (other than the Company or a subsidiary of the Company), to which funds have been or are to be advanced by such person on the security of the leased property.

    "subsidiary" of any person means (i) any corporation of which at least a majority in interest of the outstanding stock having by the terms thereof voting power under ordinary circumstances to elect a majority of the directors of such corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by such person, or by one or more other corporations a majority in interest of such stock of which is similarly owned or controlled, or by such person and one or more other corporations a majority in interest of such stock of which is similarly owned or controlled and (ii) any other person (other than a corporation, or a partnership, corporation or other entity described in clause (ii) of the definition of Joint Venture) in which such person or any subsidiary, directly or indirectly, has greater than a 50% ownership interest.

    "VALUE" means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value, in the opinion of the Company's Board of Directors as evidenced by a board resolution, of such property at the time of entering into such Sale and Lease-Back Transaction.

SUCCESSOR CORPORATION AND ASSIGNMENT

    The Indentures provide that the Company may not consolidate with, merge into or transfer all or substantially all of its assets to, another person unless (i) the successor, if other than the Company, is a corporation organized under the laws of the United States or any state thereof or the District of Columbia, (ii) it assumes all obligations of the Company under the Debt Securities and the Indentures, and (iii) immediately after such transaction no Default or Event of Default exists. Thereafter, all such obligations of the Company will terminate.

EVENTS OF DEFAULT AND NOTICE THEREOF

    Unless otherwise indicated in the applicable Prospectus Supplement, the term "Event of Default," when used in an Indenture with respect to any series of Debt Securities, will mean any one of the following: (i) failure of the Company to pay (whether or not prohibited by the subordination provisions (if any)) interest for 30 days on, or the principal when due of, such series of Debt Securities; (ii) failure to perform any other covenant contained in such Indenture for 30 days after notice; (iii) the occurrence of an event of default under any instrument evidencing Indebtedness of the Company or its subsidiaries entitling the holder or holders thereof to accelerate the payment of an aggregate principal amount of $10,000,000 or more of such Indebtedness, which event of default is not cured or waived in accordance with the provisions of such instrument, or such Indebtedness is not discharged within 30 days after the receipt by the Company of notice from the Trustee or the holders of 25% in principal amount of such series of Debt Securities then outstanding of such event of default; and (iv) certain events of bankruptcy, insolvency or reorganization.

    The Indentures will provide that the Trustee will, within 90 days after the occurrence of a default that is known to the Trustee with respect to any series of Debt Securities, give the holders of such series of Debt Securities, notice of such default (the term "default" to include the events specified above without grace or notice), PROVIDED, that, except in the case of default in the payment of principal of or interest on such series of Debt Securities, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such series of Debt Securities.

    In case an Event of Default occurs and is continuing with respect to any series of Debt Securities, the Trustee or the holders of not less than 25% in principal amount of such series of Debt Securities, by notice in writing to the Company (and to the Trustee if given by the holders of such series of Debt Securities), may declare the principal of and all accrued interest on all such series of Debt Securities (but in no event more than the maximum amount of principal and interest thereon allowed by law) to be due and payable immediately. Such declaration may be rescinded by holders of a majority in principal amount of such series of Debt Securities then outstanding if, among other conditions, all existing Events of Default relating to such series of Debt Securities have been cured or waived and if the rescission would not conflict with any judgment or decree.

    Defaults with respect to any series of Debt Securities (except, unless theretofore cured, a default in payment of principal of or interest on such series of Debt Securities or default with respect to a provision which cannot be modified under the terms of the applicable Indenture without the consent of each holder of the Debt Securities affected) may be waived by the holders of a majority in principal amount of such series of Debt Securities then outstanding upon the conditions provided in such Indenture.

    The Indentures will include a covenant that the Company will file annually with the Trustee a statement regarding compliance by the Company with the terms thereof and specifying any defaults of which the signers may have knowledge.

MODIFICATION OF THE INDENTURES

    Under the Indentures, the rights and obligations of the Company and the rights of the holders of the Debt Securities may be modified by the Company and the Trustee only with the consent of the holders of not less than a majority in principal amount of the class of Debt Securities then outstanding affected by such modification; but no reduction in the principal, or extension of the maturity, of any Debt Securities in a manner adverse to the holders of the Debt Securities, or reduction of the interest rate or extension of the time of payment of interest on the Debt Securities in a manner adverse to the holders of the Debt Securities, or any modification of the subordination provisions (if any) in a manner adverse to the holders of the Debt Securities, or reduction of the percentage required for modification, will be effective against any holder of the Debt Securities without such holder's consent. Under certain circumstances, however, the Company may amend or supplement the Indentures without notice to or the consent of any holders of the Debt Securities.

SATISFACTION AND DISCHARGE OF INDENTURES

    Unless otherwise indicated in the applicable Prospectus Supplement, each Indenture with respect to any series of Debt Securities will be discharged upon payment in full of such series of Debt Securities outstanding thereunder, or upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will, without consideration of any reinvestment of such interest, provide money in an amount sufficient to pay and discharge the principal of and each installment of interest on such series of Debt Securities on the maturity or redemption date, as the case may be, of such payments in accordance with the terms of the applicable Indenture and such series of Debt Securities issued thereunder. The Company will be entitled to make such a deposit if, among other things, the Company has delivered to the Trustee an Opinion of Counsel, reasonably satisfactory to the Trustee, to the effect that (i) the holders of such series of Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of the applicable Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (ii) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

COVENANT DEFEASANCE

    Unless otherwise indicated in the applicable Prospectus Supplement, each Indenture will provide that the Company may be released from its obligations with respect to any series of Debt Securities relating to the Company's obligations with respect to the payment of taxes and other claims, maintenance of properties, limitations on liens, limitations on sale and lease-back transactions, and limitations on when the Company may merge, and that such release will not be deemed to be an Event of Default under such Indenture with respect to any series of Debt Securities ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay and discharge the principal of and each installment of interest on such series of Debt Securities on the maturity of such payments in accordance with the terms of the applicable Indenture and such series of Debt Securities issued thereunder. The Company will be entitled to make such a deposit if, among other things, the Company has delivered to the Trustee an Opinion of Counsel, reasonably satisfactory to the Trustee, to the effect that
(i) the holders of such series of Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance of certain obligations and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred and (ii) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

CONCERNING THE TRUSTEE

    First Interstate Bank of Nevada, N.A. will be the Trustee under each of the Indentures. All payments of principal of, and interest on, and all registration, transfer, exchange, authentication, and delivery (including authentication and delivery on original issuance of the Debt Securities) of, the Debt Securities will be effected by the Trustee in Las Vegas, Nevada, or at an office designated by the Trustee in New York, New York.

    Each Indenture will contain certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict or resign.

    The Trustee also serves as a trustee with respect to the 10 5/8% Senior Subordinated Notes of the Company Due 1997, the 6 3/4% Senior Subordinated Notes of the Company Due 2003, and the 7 5/8% Senior Subordinated Debentures of the Company Due 2013. In case of any conflicting interest relating to the Trustee's duties with respect to the foregoing securities or the Debt Securities, the Trustee shall either eliminate such conflicting interest or, except as otherwise provided in the Trust Indenture Act, resign.

    The holders of a majority in principal amount of any series of Debt Securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee with respect to such series of Debt Securities, PROVIDED that such direction would not conflict with any rule of law or with the applicable Indenture, would not be unduly prejudicial to the rights of another holder of the Debt Securities, and would not involve the Trustee in personal liability. The Indentures will provide that in case an Event of Default shall occur and be known to the Trustee (and not be cured), the Trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs in the exercise of its power. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request of any of the holders of the Debt Securities, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, STOCKHOLDERS OR INCORPORATORS

    The Indentures will provide that no past, present or future director, officer, employee, stockholder or incorporator of the Company or any successor corporation shall have any liability for any obligations of the Company under the Debt Securities or the Indentures or for any claim based on, in respect of, or by reason of such obligations or their creation, by reason of such person's or entities status as such director, officer, stockholder or incorporator.

                              PLAN OF DISTRIBUTION

    The Company may offer the Debt Securities directly to purchasers or to or through underwriters, dealers or agents. Any such underwriter(s), dealer(s) or agent(s) involved in the offer and sale of the Debt Securities in respect of which this Prospectus is delivered will be named in the applicable Prospectus Supplement. The applicable Prospectus Supplement with respect to such Debt
Securities will also set forth the terms of the offering of such Debt Securities, including the purchase price of such Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The applicable Prospectus Supplement will describe the method of distribution of the Debt Securities.

    If underwriters are used in an offering of Debt Securities, the name of each managing underwriter, if any, and any other underwriters and terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement relating to such offering and the Debt Securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. It is anticipated that any underwriting agreement pertaining to any Debt Securities will (1) entitle the underwriters to indemnification by the Company against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent and (3) provide that the underwriters will be obligated to purchase all Debt Securities offered in a particular offering if any such Debt Securities are purchased.

    If a dealer is used in an offering of Debt Securities, the Company will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the applicable Prospectus Supplement relating thereto.

    If an agent is used in an offering of Debt Securities, the agent will be named, and the terms of the agency will be set forth, in the applicable Prospectus Supplement relating thereto. Unless otherwise indicated in such applicable Prospectus Supplement, an agent will act on a best efforts basis for the period of its appointment.

    Dealers and agents named in an applicable Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Debt Securities described therein and, under agreements which may be entered into with the Company, may be entitled to indemnification by the Company against certain civil liabilities under the Securities Act. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

    Offers to purchase Debt Securities may be solicited, and sales thereof may be made, by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof. The terms of any such offer will be set forth in the applicable Prospectus Supplement relating thereto.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other agents of the Company to solicit offers by certain institutional investors to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such purchasers must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions except that (1) the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject and (2) if the Debt Securities are also being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of such contracts.

    The anticipated date of delivery of Debt Securities will be set forth in the applicable Prospectus Supplement relating to each offering.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Latham & Watkins, and, as to matters of Nevada law, by Schreck, Jones, Bernhard, Woloson & Godfrey Chartered.

                                    EXPERTS

    The consolidated financial statements incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1995, and the combined financial statements of Gold Strike Resorts for the years ended December 31, 1994 and 1993 incorporated by reference in Amendment No. 1 on Form 8-K/A to the Company's Current Report on Form 8-K dated June 1, 1995 incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen, LLP, independent public accountants and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

    The financial statements of Elgin Riverboat Resort-Riverboat Casino for the years ended December 31, 1994 and 1993 incorporated by reference in Amendment No. 1 on Form 8-K/A to the Company's Current Report on Form 8-K dated June 1, 1995 incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports, have been audited by Coopers & Lybrand LLP, independent public accountants, and are incorporated herein by reference in reliance upon the authority of that firm as experts in giving said report.

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                        CIRCUS CIRCUS ENTERPRISES, INC.